Keira Ino, Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

August 2, 2007

Re: Shire plc
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 000-29630

Dear Ms Ino,

As we discussed on the telephone, we are considering our response to your letter dated July 27, 2007.

In order to ensure the completeness and accuracy of our response, we will be conducting a detailed review of the items concerned, and the relevant disclosures in the above filing.

We anticipate being able to complete this review and provide a response to the SEC by Friday September 7th.  We trust that this is acceptable.

Sincerely,

/s/ James Bowling

James Bowling
VP, Group Reporting

cc. Angus Russell, Chief Financial Officer

Shire plc   Registered in England 5492592   Registered Office as above